FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca divests rights to established hypertension medicines

27 January 2020 07:00 GMT

AstraZeneca divests rights to established hypertension medicines

Sale of Inderal, Tenormin, Tenoretic, Zestril and Zestoretic to Atnahs Pharma
supports AstraZeneca's strategy of focusing on pipeline of new medicines

AstraZeneca has agreed to sell the global commercial rights to Inderal (propranolol), Tenormin (atenolol), Tenoretic (atenolol, chlorthalidone fixed-dose combination), Zestril (lisinopril) and Zestoretic (lisinopril, hydrochlorothiazide fixed-dose combination) to Atnahs Pharma (Atnahs).

The agreement excludes the rights in the US and India, which were previously divested, and in Japan, which will be retained by AstraZeneca. The medicines, used primarily to treat hypertension, have lost their patent protection globally.

Ruud Dobber, Executive Vice President, BioPharmaceuticals, said: "These are important established medicines, and the divestment to Atnahs ensures they will continue to be available to patients. This transaction supports our strategy to realise value from our portfolio of non-core mature brands, enabling further investment in new medicines."

AstraZeneca will continue to manufacture and supply Inderal, Tenormin, Tenoretic, Zestril and Zestoretic to Atnahs during a transition period.

Financial considerations
Atnahs will make an upfront payment of $350m to AstraZeneca. AstraZeneca may also receive future sales-contingent payments of up to $40m between 2020 and 2022. Income arising from the upfront and future payments will be reported in AstraZeneca's financial statements within Other Operating Income & Expense.

In 2018, Inderal, Tenormin, Tenoretic, Zestril and Zestoretic generated annual sales of $132m in the markets covered by this agreement. The divestment is expected to complete in the first quarter of 2020, subject to customary closing conditions and regulatory clearances.

Inderal
Inderal (propranolol) is a beta-blocker and is predominantly used to treat tremors, angina, hypertension, arrhythmias, and other heart or circulatory conditions. It is also used to reduce the severity and frequency of migraine.

Tenormin and Tenoretic
Tenormin (atenolol) is a beta-blocker that is used to treat angina and hypertension, as well as certain kinds of arrhythmias. It is also used to lower the risk of death after a heart attack. Tenoretic is a fixed dose combination of atenolol (beta-blocker) and chlorthalidone (diuretic), used to treat high blood pressure.

Zestril and Zestoretic
Zestril (lisinopril) is an angiotensin-converting enzyme (ACE) inhibitor used to treat hypertension, congestive heart failure, diabetic related conditions and hypertensive renal disease. Zestril may also be used to improve survival after a heart attack. Zestoretic is a fixed dose combination of lisinopril (ACE inhibitor) and hydrochlorothiazide (diuretic) used to treat hypertension.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Angela Fiorin	BioPharmaceuticals	+44 1223 344 690
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory)	+44 203 749 5631
Tom Waldron	Other medicines	+44 7385 033 717
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 January 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary